Exhibit 99.2

Company Contacts:

Robert Lollini

Betsy Truax

Chief Operating Officer	Corporate Communications
(801) 975-1191	(801) 975-1191, ext. 411
www.iomed.com	info@iomed.com

IOMED Announces Senior Management Changes

Salt Lake City, UT (November 5, 2001) – The Board of Directors of IOMED, Inc. (AMEX:IOX) today announced that Robert J. Lollini has been named chief operating officer. Formerly executive vice president and chief financial officer, Mr. Lollini has assumed management of the Company’s day-to-day operations. He will also continue to serve as the Company’s chief financial officer.

Mr. Lollini’s new duties replace those of James R. Weersing, who has resigned as president and chief executive officer, effective immediately. Mr. Weersing has also resigned his director seat on the Company’s Board of Directors.

Peter J. Wardle, chairman of the Board of Directors, said, “As Jim moves on to new challenges, I wish to personally thank him for his dedication to IOMED over the years.” Mr. Weersing served on the Board of Directors since 1987, including as chairman from 1992 through January 2000, and as the Company’s president and CEO since November 1998. Mr. Wardle said that a search for a president and CEO would commence at a later date, with Mr. Lollini as a candidate for the position.

Within the scope of his expanded duties, Mr. Lollini will manage the Company’s corporate, financial and strategic direction, including strengthening its relationships with key business partners, customers and employees. Mr. Lollini said the Company has many strengths, including a profitable commercial business with brand recognition, a proven technology platform and a strong portfolio of intellectual property. “Coupled with the recent cost reduction measures we have undertaken, one of our priorities will be to preserve the integrity and measured advancement of our product development capabilities,” Mr. Lollini said.

“Since joining IOMED in January 1993 as vice president and CFO, Bob has brought leadership, discipline and a depth of industry and financial experience to the Company that has impressed us all. We are extremely pleased to have someone with Bob’s capabilities and enthusiasm within the organization, and we have full confidence in his ability to meet the challenges before us,” said Mr. Wardle.

IOMED is a specialty pharmaceutical company focused on satisfying substantial unmet medical needs in large pharmaceutical markets. The Company is funded, in part, by its established business in the manufacture and sale of non-invasive, site-specific active drug transport systems primarily used to treat acute local inflammation in the sports and occupational medicine and physical therapy markets.

The statements contained in this news release that are not purely historical are forward-looking statements, as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and include IOMED's beliefs, expectations or intentions regarding its future operations and financial condition. All forward-looking statements included in this news release are made as of the date hereof and are based upon information available to IOMED as of such date. IOMED assumes no obligation to update any forward-looking statement. It is important to note that actual outcomes could differ materially from those in such forward-looking statements. Readers should also refer to the risk factors and other disclosures set forth in IOMED's filings with the Securities Exchange Commission on Form 10-K for its fiscal year ended June 30, 2001.

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